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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. ________)*

                          Universal International, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  913900403

                          --------------------------
                                (CUSIP Number)

                                  Mark Ravich
                          Universal International, Inc.
                           5000 Winnetka Avenue North
                               New Hope, MN 55428
                                 (612) 533-1169
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 17, 1997
                 ---------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                              SCHEDULE 13D
---------------------                             -------------------------
CUSIP NO. 65440K 10 6                                Page 1 of      Pages
---------------------                             -------------------------
---------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
               99 Cents Only Stores
              EIN: 95-2411605
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                            (b)  [ ]
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*
                 WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
               California
---------------------------------------------------------------------------
                    7    SOLE VOTING POWER
NUMBER OF                     4,500,000
SHARES              -------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY EACH                 0
REPORTING           -------------------------------------------------------
PERSON WITH         9    SOLE DISPOSITIVE POWER
                              4,500,000
                    -------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              0
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,500,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                    [ ]
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          47.9%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          CO
---------------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   SECURITY AND ISSUER
          -------------------

     This statement on Schedule 13D (this "Schedule") relates to the common stock, $0.001 par value per share (the "Common Stock") of Universal International, Inc., a Minnesota corporation (the "Company"). The Company's principal executive offices are located at 5000 Winnetka Avenue North, New Hope, Minnesota 55428.

Item 2.   IDENTITY AND BACKGROUND
          -----------------------

     This Schedule is being filed on behalf of 99 Cents Only Stores, a California corporation ("99 Cents Only"). The principal business and office address of 99 Cents Only is 4000 East Union Pacific Avenue, City of Commerce, California 90023. 99 Cents Only is a deep-discount retailer of primarily name-brand, close-out and regularly available general merchandise at an affordable, single price point. During the last five years, 99 Cents Only has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The directors and executive officer of 99 Cents Only are David Gold, Chairman of the Board, Chief Executive Officer and President, Howard Gold, Senior Vice President of Warehouse Operations and Director, Jeff Gold, Senior Vice President of Real Estate and Management Information Systems and Director, Eric Schiffer, Senior Vice President of Finance and Administration, Andrew Farina, Chief Financial Officer, Helen Pipkin, Senior Vice President of Wholesale Operations, William Christy, Director, Marvin Holen, Director, Ben
Schwartz, Director, and Larry Glascott, Director.   The following information
is supplied with respect to these individuals:

     I.   (a) David Gold.

          (b) Mr. Gold's business address is 4000 East Union Pacific Avenue, City of Commerce, California 90023.

          (c) Mr. Gold's principal occupation or employment is serving as 99 Cents Only's Chairman of the Board, Chief Executive officer and President.

          (d) - (e) During the last five years, David Gold has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Gold is a citizen of the United States.

     II.  (a) Howard Gold.

          (b) Mr. Gold's business address is 4000 East Union Pacific Avenue, City of Commerce, California 90023.

          (c) Mr. Gold's principal occupation or employment is serving as 99 Cents Only's Senior Vice President of Warehouse Operations and Director.

          (d) - (e) During the last five years, Howard Gold has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Gold is a citizen of the United States.

     III. (a) Jeff Gold.

          (b) Mr. Gold's business address is 4000 East Union Pacific Avenue, City of Commerce, California 90023.

          (c) Mr. Gold's principal occupation or employment is serving as 99 Cents Only's Senior Vice President of Real Estate and Management Information Systems and Director.

          (d) - (e) During the last five years, Jeff Gold has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Gold is a citizen of the United States.

     IV.  (a) Eric Schiffer

          (b) Mr. Schiffer's business address is 4000 East Union Pacific Avenue, City of Commerce, California 90023.

          (c) Mr. Schiffer's principal occupation or employment is serving as 99 Cents Only's Senior Vice President of Finance and Administration.

          (d) - (e) During the last five years, Eric Schiffer has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Schiffer is a citizen of the United States.

     V.   (a) Andrew Farina

          (b) Mr. Farina's business address is 4000 East Union Pacific Avenue, City of Commerce, California 90023.

          (c) Mr. Farina's principal occupation or employment is serving as 99 Cents Only's Chief Financial Officer.

          (d) - (e) During the last five years, Andrew Farina has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Farina is a citizen of the United States.

     VI.  (a) Helen Pipkin

          (b) Ms. Pipkin's business address is 4000 East Union Pacific Avenue, City of Commerce, California 90023.

          (c) Ms. Pipkin's principal occupation or employment is serving as 99 Cents Only's Senior Vice President of Wholesale Operations.

          (d) - (e) During the last five years, Helen Pipkin has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Ms. Pipkin is a citizen of the United States.

     VII. (a) William Christy

          (b) Mr. Christy's business address is 4000 East Union Pacific Avenue, City of Commerce, California 90023

          (c) Mr. Christy is retired.

          (d) - (e) During the last five years, William Christy has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Christy is a citizen of the United States.

     VIII.(a) Marvin Holen

          (b) Mr. Holen's business address is 900 Wilshire Boulevard, Suite 1100, Los Angeles, California 90017

          (c) Mr. Holen's principal occupation or employment is as an attorney.

          (d) - (e) During the last five years, Marvin Holen has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Holen is a citizen of the United States.

     IX.  (a) Ben Schwartz

          (b) Mr. Schwartz's business address is 4000 East Union Pacific Avenue, City of Commerce, California 90023

          (c) Mr. Schwartz is retired.

          (d) - (e) During the last five years, Ben Schwartz has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Schwartz is a citizen of the United States.

     X.   (a) Lawrence Glascott

          (b) Mr. Glascott's business address is 4000 East Union Pacific Avenue, City of Commerce, California 90023

          (c) Mr. Glascott is retired.

          (d) - (e) During the last five years, Lawrence Glascott has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Glascott is a citizen of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
          -------------------------------------------------

     On November 17, 1997, 99 Cents Only acquired 4,500,000 shares (the "Shares")of Common Stock for a purchase price consisting of $2,000,000 cash and a $2,000,000 credit established on the books and records of 99 Cents Only against which the Company may apply the purchase price of merchandise purchased by it from 99 Cents Only at the customary wholesale prices or as otherwise mutually agreed. The cash portion of the purchase price was funded out of working capital.

Item 4.   PURPOSE OF THE TRANSACTION:
          --------------------------

     The shares purchased by 99 Cents Only have been acquired by 99 Cents Only solely for its own account, for investment purposes only, and with no present intention of distributing, selling or otherwise disposing of the shares. From time to time, 99 Cents may explore the possibility of acquiring additional shares of Common Stock. Any determination with respect to the acquisition of additional shares will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the shares, the financial condition, results of operations and prospects of the Company and general economic, financial market and industry conditions.

     If the Company determines to issue any additional shares of its capital stock, or warrants, options, rights or other securities exercisable for or convertible into shares of its capital stock (collectively, the "Equity Securities"), excluding a few limited exceptions, the Company shall first give to 99 Cents Only the right to purchase all or any portion of the Equity Securities. In addition, to the extent the Company desires to effect a merger or consolidation of the Company into or with another corporation in which the shareholders of the Company shall thereby own less than 50% of the voting securities of the surviving corporation, or a sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of the Issuer (each a "Sale"), the Company shall first give to 99 Cents Only the right to effect the Sale.

     The Stock Purchase Agreement dated November 11, 1997 between the Company and 99 Cents Only provides that the Company shall amend its Bylaws and take such action as is necessary to provide (i) that the size of the Company's Board of Directors shall be increased to seven (7) directors, (ii) that the compensation committee of the Board of Directors shall consist of three (3) directors, and (iii) that the audit committee of the Board of Directors shall consist of three (3) directors. The Shareholders Agreement dated November 17, 1997 by and among the Company, 99 Cents Only and Mark Ravich, Chief Executive Officer and Chief Financial Officer of the Company, (the "Shareholder Agreement") provides that so long as 99 Cents Only owns at least 20% of the Shares, the Company shall nominate and recommend to its shareholders that they elect designees of 99 Cents Only to the Board of Directors of the Company in such number that at all times the designees of 99 Cents Only constitute at least one member less than a majority of the members of the Board of Directors of the Company. The Shareholders Agreement also provides that so long as 99 Cents Only is entitled to have its designees nominated to Board of Directors of the Company, it also shall be entitled to have two designees on the Compensation Committee and one designee on the Audit Committee.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER:
          ------------------------------------

     (a)  AMOUNT BENEFICIALLY OWNED:
          -------------------------

          4,500,000 Shares owned by 99 Cents Only

          PERCENT OF CLASS:
          ----------------

          47.9%

     (b)  NUMBER OF SHARES AS TO WHICH 99 CENTS ONLY HAS:
          ----------------------------------------------

          (i)  Sole power to vote or to direct the vote: 4,500,000.

          (ii) Shared power to vote or to direct the vote: 0

          (iii) Sole power to dispose or to direct the disposition of:
4,500,000.

          (iv) Shared power to dispose or to direct the disposition of: 0.

          (c)  None.

          (d)  None.

          (e)  N/A.


Item 6.   CONTRACTS:
          ---------

     The Shareholders Agreement provides for the nomination by the Company of certain designees of 99 Cents Only to the Board of Directors of the Company, the voting by Mr. Ravich for such directors and the appointment of designees of 99 Cents Only to the Compensation and Audit Committees of the Board of Directors.

     The Registration Rights Agreement, dated November 17, 1997 between the Company and 99 Cents Only, provides 99 Cents Only with certain demand and piggy back registration rights with respect to the Shares.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS:
          --------------------------------

          EXHIBIT 7.1:
          ----------
               Stock Purchase Agreement

          EXHIBIT 7.2:
          ----------
               Shareholders Agreement

          EXHIBIT 7.3:
          ----------
               Registration Rights Agreement

          SIGNATURE:
          ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          By: /s/ Andrew Farina
              ---------------------
          Name:     Andrew Farina
          Title:    Chief Financial Officer

          Date:     11-26-97